UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                           Devon Energy Corporation
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)


                                  73-0311467
                                (CUSIP Number)


                              Gregory F. Pilcher
                      Vice President and General Counsel
                            Kerr-McGee Corporation
                           123 Robert S. Kerr Avenue
                         Oklahoma, Oklahoma City 73102
                                (405) 270-1313
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 May 19, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 73-0311467

1.     Name of Reporting Person.
       I.R.S. Identification Number of Above Person (Entities Only).
             Kerr-McGee Corporation

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  [  ]
             (b)  [  ]

3.     SEC Use Only


4.     Source of Funds (See Instructions)
             Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       [  ]

6.     Citizenship or Place of Organization
             Delaware

                    7.      Sole Voting Power
Number of                        0
Shares
Beneficially        8.      Shared Voting Power
Owned by                         9,954,000
Each
Reporting           9.      Sole Dispositive Power
Person With:                     0

                    10.     Shared Dispositive Power
                                 9,954,000

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
             9,954,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.    Percent of Class Represented by Amount in Row (11)
             20.5%

14.    Type of Reporting Person (See Instructions)
             CO







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

                                AMENDMENT NO. 1

          The Statement on Schedule 13D relating to the Common Stock, par value $0.10 per share ("Shares"), of Devon Energy Corporation ("Devon"), which was initially filed on January 8, 1997 (the "Initial Statement") by Kerr-McGee Corporation ("Kerr-McGee"), is hereby amended as set forth herein. Capitalized terms used but not defined herein shall have the meanings as set forth in the Initial Statement.

Item 2.   Identity and Background

          Appendix 1 is amended by deleting in its entirety and substituting thereto Appendix 1 hereto.

Item 4.   Purpose of Transaction

          Item 4 is amended by adding the following text to the end thereof:

          On May 19, 1999, Messrs. Luke R. Corbett, Chairman of the Board and Chief Executive Officer of Kerr-McGee, Tom J. McDaniel, Vice Chairman and Director of Kerr-McGee, and Lawrence Towell, Vice President of Acquisitions in a division of Kerr-McGee, resigned from the Board of Directors of Devon, and Kerr-McGee announced that it was reviewing investment alternatives relating to the Shares. Such alternatives may include, without limitation, a private or public disposition or issuance of debt securities exchangeable for Shares. The resignations were effected to increase Kerr-McGee's flexibility with respect to such investment alternatives.

Item 5.   Interest in Securities of the Issuer

          Item 5 is amended by adding the following text to the end thereof:

          The 9,954,000 Shares, of which Kerr-McGee is the beneficial owner with shared voting and dispositive power, constituted 20.5% of the outstanding Shares as at April 23, 1999 (based on Devon's Form 10-Q for the period ended March 31, 1999).











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

                                  SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 28, 1999

                                KERR-McGEE CORPORATION



                                By:   /s/ John C. Linehan
                                     Name:   John C. Linehan
                                     Title:  Executive Vice President and
                                             Chief Financial Officer
































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

                                  APPENDIX 1

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH
DIRECTOR OF THE COMPANY

William E. Bradford, Chairman, Halliburton Company; 3600 Lincoln Plaza, 500 N. Akard, Dallas, Texas 75201-3391

Luke R. Corbett, Chairman of the Board and Chief Executive Officer, Kerr-McGee Corporation; 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

Sylvia A. Earle, Chair, DOER Marine Operations; 12812 Skyline Blvd., Oakland, California 94519

David C. Genever-Watling, Managing Director, SMG Management L.L.C.; 5956 Sherry Lane, Suite 710, Dallas, Texas 75225

Martin C. Jischke, President, Iowa State University; 117 Beardshear, Ames, Iowa 50011-2035

Tom J. McDaniel, Vice Chairman of the Board, Kerr-McGee Corporation; 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

William C. Morris, Chairman of the Board, J. & W. Seligman & Co., Inc.; 100 Park Avenue, 8th Floor, New York, New York 10017

John J. Murphy, Managing Director, SMG Management L.L.C.; 5956 Sherry Lane, Suite 710, Dallas, Texas 75225

Leroy C. Richie, Chairman of the Board and Chief Executive Officer, Capitol Coating Technologies, Inc.; 4800 Stecker Avenue, Dearborn, Michigan 48126

Matthew R. Simmons, President, Simmons & Company International;
700 Louisiana, Suite 5000, Houston, Texas 77002

Farah M. Walters, President and Chief Executive Officer of University Hospitals Health System; 11100 Euclid Avenue, Cleveland, Ohio 44106

Ian L. White-Thomson, Chairman of the Board of U. S. Borax, Inc.;
26877 Tourney Road, Valencia, California 91355








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

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH
EXECUTIVE OFFICER OF THE COMPANY WHO IS NOT A DIRECTOR

The business address of each executive officer of Kerr-McGee Corporation is:

123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

John C. Linehan, Executive Vice President and Chief Financial Officer

Kenneth W. Crouch, Senior Vice President

Russell G. Horner, Jr., Senior Vice President and Secretary

Michael G. Webb, Senior Vice President

W. P. (Pete) Woodward, Senior Vice President

George D. Christiansen, Vice President, Safety and Environmental Affairs

Julius C. Hilburn, Vice President, Human Resources

Deborah A. Kitchens, Vice President and Controller

Gregory F. Pilcher, Vice President and General Counsel

John M. Rauh, Vice President, Treasurer and Assistant Secretary

Jean B. Wallace, Vice President, General Administration


All of the foregoing officers and directors of Kerr-McGee are U. S. citizens, except Mr. Webb who is a citizen of Canada.

None of the directors and officers listed above or Kerr-McGee has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. None of said persons or Kerr-McGee, during the last five years, has been subject to a judgment, decree or similar order or finding of violations with respect to federal or state securities laws or activities subject thereto.






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